Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file no.: 333-185937

NEWS RELEASE 13-19 April 2, 2013 www.first-quantum.com

FIRST QUANTUM MINERALS ANNOUNCES SUCCESSFUL COMPLETION OF OFFER:

92.74% OF INMET SHARES TENDERED

First Quantum Minerals Ltd. (“First Quantum” or the “Company”, TSX Symbol “FM”, LSE Symbol “FQM”) and its wholly-owned subsidiary FQM (Akubra) Inc. (together, the “Offeror”) today announced that, as at 5:00 p.m. (Eastern Daylight Time) on April 1, 2013, a total of 65,206,044 common shares of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”), representing 92.74% of the outstanding Inmet shares (on a fully diluted basis), had been validly tendered to the Offeror’s offer (the “Offer”) to acquire all of the outstanding shares of Inmet. The Offeror has taken up and accepted for payment all shares tendered between March 21 and April 1, 2013 and will pay for such shares on or before April 5, 2013. Shares tendered on or before March 21, 2013 were previously taken up and paid for by the Offeror.

Inmet shareholders who tendered their shares between March 21 and April 1 and who elected: (a) the cash and share alternative will receive $36.00 in cash and 1.6484 common shares of First Quantum per Inmet share; (b) the share alternative will receive 3.2967 common shares of First Quantum per Inmet share; and (c) the cash alternative will receive $36.62 in cash and 1.6199 common shares of First Quantum, subject in each case to adjustment for fractional shares and to confirmation of the number of Inmet shares validly tendered pursuant to Notices of Guaranteed Delivery.

As the Offer has now expired, the Offeror will proceed to acquire the balance of the Inmet shares not tendered to the Offer by way of Compulsory Acquisition, as more fully described in the Offer circular. A Notice of Compulsory Acquisition is expected to be mailed in the coming days to Inmet shareholders who did not tender their shares to the Offer. Shareholders are encouraged to carefully review, complete and return the Notice of Compulsory Acquisition, together with the certificates representing their Inmet shares, in accordance with the instructions included in the Notice of Compulsory Acquisition so as to receive payment for their shares as soon as possible.

Commenting upon the Offer’s successful completion, Philip Pascall, First Quantum’s Chairman and Chief Executive Officer, said:

“We are delighted that our Offer was met with such overwhelming acceptance by Inmet shareholders. We wish to once again thank them for their tremendous support throughout the course of our Offer and to welcome them as new shareholders of First Quantum. We look forward to a bright future in which, together, we turn our vision of a new global copper leader into a reality.”

Bankers, Advisors and Information Agent

First Quantum engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer. Fasken Martineau DuMoulin LLP acted as legal counsel to First Quantum in connection with the Offer.

Financing for the Offer is being provided by Standard Chartered Bank.

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First Quantum Minerals Ltd.	13-19

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

About First Quantum

First Quantum is a leading international mining company with a global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended December 31, 2012, First Quantum generated revenue and adjusted EBITDA of US$2,950 million and US$1,143 million respectively and produced 307 kt of copper, 38 kt of nickel and 202 koz of gold. A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$10 billion, prior to giving effect to completion of the Offer.

First Quantum has earned a strong reputation as an industry leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by the end of 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of our Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne, respectively, are among the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns, averaging 32 percent per annum over the period 2000 to 2011.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc. It has three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland). It also holds an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

Forward-Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

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See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934    Fax: (604) 688-3818    Toll Free: 1 (888) 688-6577    E-Mail: sharon.loung@fqml.com

United Kingdom contacts: Clive Newall, President

Tel: +44 140 327 3484    Fax: +44 140 327 3494    E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director    Tel: +44 778 994 3482

Media: Harmony International: Brian Cattell, Senior Partner    Tel: +44 20 7016 9155

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